

10035792

CM

UNITEDSTATES
ANDEXCHANGECOMMISSION
ashington, D.C. 20549

SEC Mail Processing Section
MAR 29 2010
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Illinois Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Heritage
(No. and Street)

Bourbonnais (City) Illinois (State) 60914 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke, Montague & Associates, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 390 (Address) Bradley (City) Illinois (State) 60915 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kresl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Illinois Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title


OFFICIAL SEAL
VIOLET A. HOSTY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-2-2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Jodi K. Gill, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Illinois Securities, Inc.
22 Heritage
Bourbonnais, IL 60914

We have audited the accompanying statement of financial condition of First Illinois Securities, Inc. (an Illinois Corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of First Illinois Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Illinois Securities, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805

Our audits were made for the purpose of forming an opinion on the statements taken as a whole. The computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, and exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Burke, Montague & Associates L.L.C.

Burke, Montague & Associates, L.L.C.
Bradley, IL

March 23, 2010

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash & Cash Equivalents	$	168,104
Investments		65,390
Accounts Receivable		5,613
Due from Affiliates		11,245
Prepaid Income Taxes		3,865
Total Current Assets		254,217
TOTAL ASSETS	$	254,217

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	9,000
Total Current Liabilities		9,000
STOCKHOLDER'S EQUITY		
Common Stock, $ .01 Par Value, 1,000 Shares Authorized, 10 Shares Issued & Outstanding		10
Paid in Excess		7,490
Retained Earnings		237,717
Total Stockholder's Equity		245,217
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	254,217

The Accompanying Notes Are An Integral Part of the Financial Statements

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	$ 100,366
Cost of Goods Sold	
MANAGEMENT FEE	40,000
CLEARING CHARGES	13,546
BD EXPENSE	76,859
REGISTRATION	1,230
Total Cost of Goods Sold	131,635
Gross Profit	(31,269)
Operating Expenses	
BANK CHARGES	3
ACCOUNTING & LEGAL EXPENSE	9,000
Total Operating Expenses	9,003
Operating Income (Loss)	(40,272)
Other Income (Expense)	
INTEREST & DIVIDEND INCOME	14,501
Total Other Income (Expense)	14,501
Net Income (Loss) Before Taxes	(25,771)
Income Tax Expense	(3,865)
Net Income (Loss)	$ (21,906)

The Accompanying Notes Are An Integral Part of the Financial Statements

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid in Capital	Retained Earnings
Balance, January 1, 2009	$ 10	$ 7,490	$ 329,622
Less: Net Loss	0	0	(21,906)
Less: Dividends Paid	0	0	(70,000)
Balance, December 31, 2009	$ 10	$ 7,490	$ 237,717

The Accompanying Notes Are An Integral Part of the Financial Statements

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (21,906)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Accounts Receivable	1,496
Investments	14,428
Prepaid Expenses	(15,111)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	2,500
Accrued Income Taxes	(355)
Total Adjustments	2,958
Net Cash Provided By (Used in) Operating Activities	(18,948)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends Paid	(70,000)
Net Cash Provided By (Used In) Financing Activities	(70,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(88,948)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	257,052
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 168,104
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income Taxes Paid	$ 0
Interest Paid	$ 0

The Accompanying Notes Are An Integral Part of the Financial Statements

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The summary of significant accounting policies of First Illinois Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The financial statements of First Illinois Securities, Inc. include all operations of the Company. The Company was organized on November 19, 1986 as an Illinois Corporation for purposes of operating as a broker/dealer. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. On August 6, 1987, the Company was approved as a National Association of Securities Dealers, Inc. (NASD) member established to sell Direct Participating Programs Limited Partnerships and not to hold customer funds or safekeep customer securities.

Basis of Accounting

The basis of accounting determines when transactions are recorded in the financial records and reported on the financial statements. The accompanying financial statements have been prepared on the accrual basis of accounting, wherein expenses are recognized as incurred and revenues are recognized at the time of sale.

Cash and Cash Equivalents

Cash and cash equivalents include amounts in demand deposits, as well as certificates of deposit with maturities of three months or less. The Company may, on occasion, maintain bank balances in excess of federally insured limits. The Company has not experienced any losses in these accounts. Management does not feel this exposes the Company to significant credit risk.

Investments

Inventments consist of certificates of deposit with original maturities in excess of three months.

Prepaid Assets

Payments made to vendors for services that will benefit periods beyond December 31, 2009 are recorded as prepaid items.

Accounts Receivable

The Company uses the direct write-off method of recognizing uncollectible receivables. As of December 31, 2009, there were no accounts receivable for which the ultimate collection was considered to be in doubt.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2-RELATED PARTY TRANSACTIONS

The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Certain expenses of the Company are to a related company. The aggregate amount of these broker dealer expenses for the year ended December 31, 2009 was $ 76,859. The Company also paid management fees of $ 40,000 to the related entitiy in the year ended December 31, 2009.

NOTE 3-INCOME TAXES

The Company accounts for income taxes on the liability method. At December 31, 2009, the Company had no apparent unrecorded tax attributes. The income tax provision is computed as follows:

Net Book Income Before Taxes	$ (25,771)
Statutory Federal & Illinois Tax Rate	38.73%
Statutory Taxes	(9,981)
Surtax Exemptions	6,116
Current Expense	(3,865)
Less: Estimated Payments	0
Current Payable (Receivable)	$ (3,865)

NOTE 4-SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 23, 2010, the date the financial statements were available to be issued.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. **as of December 31, 2009**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 241,464	3480
2. Deduct ownership equity not allowed for Net Capital				3490
3. Total ownership equity qualified for Net Capital			241,464	3500
4. Add:				
A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
B. Other (deduction) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 241,464	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition	11,357	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-propriety capital charges				
D. Other deductions or charges		3600		
7. Other additions and/or allowable credits (List)		3610	(11,357)	3620
8. Net capital before haircuts on securities positions				3630
9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f):			$ 230,107	3640
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities - Money Market Mutual Fund	2,978	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(2,978)	3740
10. Net Capital			$ 227,129	3750

Reconciliation between unaudited and audited Net Capital Computation

Net Capital per unaudited FOCUS Report Part IIA	$ 241,464
Adjustment for income tax	3,753
Net Capital per audited financial statements	$ 245,217

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. **as of December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6-2/3% of line 19)		$	600	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	5,000	3760
14. Excess net capital (line 10 less 13)		$	222,129	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	226,229	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item				Amount	Code
16. Total A.i. Liablilities from Statement of Financial Condition			$	9,000	3790
17. Add:		3800			
A. Drafts for immediate credit					
B. Market Value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts		3820		0	3830
19. Total Aggregate indebtedness			$	9,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			%	3.96%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00%	3860

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that Rule.

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Jodi K. Gill, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
First Illinois Securities, Inc.
Bourbonnais IL 60914

In planning and performing our audit of the financial statements of First Illinois Securities, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or (ii) in complying with the requirement for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we would consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2009, meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Burke, Montague & Associates L.L.C.

Burke, Montague & Associates L.L.C.
Bradley, Illinois

March 23, 2010

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2009

FIRST ILLINOIS SECURITIES, INC.
(AN ILLINOIS CORPORATION)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

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